Under a Plan of Arrangement between Energy Metals Corporation ("EMU") and Uranium One Inc. (Toronto Stock Exchange symbol "SXR"), each outstanding share of EMU will be exchanged for for 1.15 common shares of Uranium One and EMU will become a wholly-owned subsidiary of Uranium One.

Trading in the common stock of Energy Metals Corporation was suspended from trading on NYSE Arca before the opening on August
13, 2007.